3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

March 31, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary B. Cole, Esq.

Re:                             FundVantage Trust
1940 Act File No.  811-22027
1933 Act File No.  333-141120

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 92 (“PEA 92”) to the Trust’s Registration Statement on Form N-1A provided on March 11, 2014. PEA 92 was filed on January 14, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the U.S. Government Money Market Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus and SAI contained in PEA No. 92 with respect to the Fund.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Prospectus

1.                                        With respect to the fee table, confirm that the Fund does not anticipate investing in “acquired funds” to the extent that the Fund is required to disclose “acquired fund fees and expenses” in the fee table as a separate line item.

Response:  The investment adviser has confirmed that the Fund does not currently anticipate investing in “acquired funds” to the extent disclosure would be required.

2.                                        In the fee table, restate the line items “Fees and/or Expenses Recouped” and “Total Annual Fund Operating Expenses After Recoupment” to “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” respectively.

Response:  The investment adviser does not currently intend to enter into an arrangement to reduce or waive its advisory fee and/or reimburse certain expenses of the Fund in order to maintain a stated expense cap.  Accordingly, the two line items referenced in the Staff’s comment have been removed from the fee table.  To the extent such arrangements are entered into between the Fund and the investment adviser (or, if applicable other service providers) such arrangements will be disclosed consistent with the requirements of Form N-1A.

3.                                        To the extent the Adviser or other service provider waives fees or reimburses expenses, disclose whether such waived fees or reimbursed expenses may be recouped and the terms of such recoupment.

Response:  As noted above, the investment adviser does not currently intend to enter into expense limitation arrangements.  To the extent the Fund enters into such arrangements, the terms of any arrangement permitting the recoupment of waived fees and/or expenses will be set forth in the written agreement setting forth the expense limitation arrangements.

4.                                        With respect to the section, “Principal Risks,” consider including “credit risk” as a principal risk of the Fund.

Response:  The Prospectus has been revised to reflect the Staff’s comment.  .

5.                                      To the extent applicable, disclose whether investment in mortgage-backed securities is a principal investment strategy of the Fund, and if not, revise the related investment risks.

Response:  The investment adviser has confirmed that investment in mortgage-backed securities is not a principal investment strategy of the

Fund. Accordingly, the Prospectus has been revised to address the Staff’s comments.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

March 31, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 92, the Trust’s registration statement on Form N-1A filed with the Commission on January 14, 2014 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

Cc:	Mary B. Cole, Esq., Securities and Exchange Commission John P. Falco, Esq.